SECURITIES AND EXCHANGE COMMISSION

                                  WASHINGTON, D. C. 20549


                                         FORM 11-K





     (Mark One)

         X
      ------Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required) for the fiscal year ended December 31, 1993.

                                       OR

     -------Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required) for the transition period from -------------------- to -------------------




                            Commission File Number 1-5627







                 ITT INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES






                                     ITT CORPORATION
                     1330 AVENUE OF THE AMERICAS, NEW YORK, NY 10019

         ITT Investment and Savings Plan for Salaried Employees **
         ----------------------------------------------------------
                               TABLE OF CONTENTS

                                                                    Pages
                                                                    -----
         Report of Independent Public Accountants                   F-1

         Statement of Net Assets Available for Benefits as of
          December 31, 1993 and 1992                                F-2

         Statement of Changes in Net Assets Available for Benefits
          for the Year Ended December 31, 1993                      F-3

         Notes to Financial Statements                              F-4 - F-9

         Item 27a - Schedule of Assets Held for Investment
           Purposes - Part I as of December 31, 1993                F-10 - F-25

         Item 27a - Schedule of Assets Held for Investment
          Purposes - Part II (Assets Acquired and Disposed of)
           During the Year Ended December 31, 1993                  F-26

         Item 27d - Schedule of Reportable Transactions
          for the Year Ended December 31, 1993                      F-27

         Item 31c(11) - Schedule of Investments in Commingled
          Funds as of and for the Year Ended December 31, 1993      F-28

         Exhibit 23 - Consent of Independent Public Accountants     F-29



NOTE:

     The following ERISA schedules are omitted because there is no activity applicable for the year ended December 31, 1993:

     (A) Item 27b - Schedule of Loans or Fixed Income Obligations in Default

     (B) Item 27c - Schedule of Leases in Default or Classified as
          Uncollectible

     (C) Items 27e and 27f - Schedule of Nonexempt Transactions



     ** The material listed in this Table of Contents is being filed simultaneously herewith on Form SE dated June 28, 1994, pursuant to regulations, and is incorporated herein by reference (ITT Corporation SEC file No. 1-5627 and CIK No. 0000216228).

                                   SIGNATURE



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.







              ITT INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
              ------------------------------------------------------
                                     (Registrant)



                BY:                 THOMAS R. MASKERY
                   -------------------------------------------------
                     (THOMAS R. MASKERY, Savings Plan Administrator)









    June 16, 1994
    -------------
    (Date)